U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     Canadian Imperial Bank of Commerce
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     (Last)                            (First)              (Middle)

     Commerce Court
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                                    (Street)

     Toronto                    Ontario, Canada            M5L 1A2
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

               12/3/2001
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     NewPower Holdings, Inc.
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                3. Ownership Form:
                                     2. Amount of Securities       Direct (D) or
1. Title of Security                    Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                           (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                                                                         (Over)

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              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                                                                       5. Owner-
                                                   3. Title and Amount of Securities                      ship
                                                      Underlying Derivative Security                      Form of
                         2. Date Exercisable          (Instr. 4)                                          Derivative
                            and Expiration Date    ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                              Amount           sion or        Direct      6. Nature of
                         ----------------------                           or               Exercise       (D) or         Indirect
                         Date       Expira-                               Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                  of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date           Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
                          Currently
Class A Warrants to       Exer-                                                                                          As Sales
Purchase Common Stock     cisable     12/31/2005    Common Stock          18,016,400 (1)   $0.05           I             Agent (1)
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Explanation of Responses:
(1) Canadian Imperial Bank of Commerce ("CIBC") is agent for a syndicate of sixteen financial institutions (consisting of
    Canadian Imperial Bank of Commerce, SANPAOLO IMI, S.p.A., BNP PARIBAS, Frist Union National Bank, Bayerische Landesbank, Banco
    Bilbao Vizcaya Argentaria, National Australia Bank Limited, National Westminster Bank Plc (Greenwich NatWest), Sumitomo Mitsui
    Banking Corporation, Credit Agricole Indosuez, Wachovia Bank NA, ABN AMRO Bank N.V., Royal Bank of Canada, TD Securities (USA)
    Inc., Bank Hapoalim and Lloyds TSB Bank plc) that have made loans to a Delaware business trust, Hawaii I 125-0 Trust (the
    "Trust"), the primary assets of which are Class B member interests in three Delaware limited liability companies, McGarret I,
    L.L.C., McGarret II, L.L.C. and McGarret III, L.L.C. (the "LLCs"). No single lending institution (together with its affiliates)
    accounts for as much as 16% of the lending syndicate's loans to the Trust. The principal assets of the LLCs are the 18,016,400
    Class A Warrants to purchase the Common Stock of NewPower, Inc. listed above. In connection with these loans, CIBC and its affiliate, CIBC Inc., are parties to Sales Agency Agreements with the LLCs, Enron Energy Services, LLC and Enron North America
    Corp. Pursuant to the Sales Agency Agreements, CIBC was automatically appointed Sales Agent for the LLCs for the purpose of selling the Warrants as a result of Enron North America's failure to make certain required payments on December 3, 2001. The
    LLCs have the right under the Sales Agency Agreements to receive the proceeds of any sale of the Warrants. The LLCs must immediately distribute substantially all of the proceeds to the Trust for application in accordance with the Trust agreement, including repayment of the loans. The Sales Agency Agreement provides that the appointment of the Sales Agent shall terminate upon the earliest to occur of: (i) the sale of the Warrants; (ii) the 60th day after the date of the appointment, if the Sales
    Agent fails to use commercially reasonable efforts to effect the sale of the Warrants within such 60 day period (it being understood that such sale need not be under contract or closed within such 60 day period); and (iii) the date after such 60 day period on which the Sales Agent ceases to use commercially reasonable efforts to effect the disposition of the Warrants. This filing shall not be deemed an admission that CIBC or any of its affiliates is the beneficial owner of any of the Warrants for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.



By:  /s/  Ronald E. Spitzer                               December 13, 2001
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      **Signature of Reporting Person                             Date
      Name:  Ronald E. Spitzer
      Title: Assistant General Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print or Type Responses)

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